Exhibit 99.1

Yuchai Introduces Its First High-Pressure, Direct-Injection Pure Ammonia Internal Combustion Engine For Heavy-Duty Commercial Vehicles

Singapore, May 14, 2026 – China Yuchai International Limited (NYSE: CYD)(“China Yuchai International” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), today introduced its first high‑pressure, direct‑injection internal combustion engine capable of operating entirely on ammonia and designedfor heavy‑duty commercial vehicles.

This is a historic breakthrough for Yuchai in its low- and zero-carbon power research initiatives in hydrogen-, methanol-, and now, ammonia-based propulsion. This milestone validates and operationalizes key technologies; specifically the integration of a high-pressure ammonia-to-hydrogen generation system with the high-pressure direct injection of liquid ammonia ignited via a pre-chamber jet.

With a thermal efficiency on par with the highest levels of heavy-duty diesel engines, this technology delivers a new zero-carbon power solution for heavy-duty, long-haul commercial vehicles. This innovation effectively balances the advantages of low total lifecycle costs with the need to reduce carbon emissions, facilitating the transition from traditional internal combustion engines toward a sustainable, zero-carbon future.

Weng Ming Hoh, President of China Yuchai International, commented, “This breakthrough meaningfully broadens our technology foundation and the next‑generation power solutions we provide, unlocking significant potential for carbon reductions. Building on this momentum, Yuchai will further strengthen its innovative R&D capabilities in ammonia‑energy applications, reinforcing our commitment to helping China achieve its ‘Dual Carbon’ strategic goals.”

About China Yuchai International

China Yuchai International, through its principal operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), is one of the leading powertrain solutions manufacturers in China. Founded in 1951, Yuchai maintains a reputable brand name, a strong research and development team, and a significant market share in China. Yuchai specializes in the design, manufacture, and sale of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. It delivers a comprehensive portfolio of powertrain solutions, spanning traditional diesel and natural gas engines to alternate fuels and new energy products, including pure electric, range extenders, hybrid, and fuel cell systems. Through an extensive network of regional sales offices and authorized customer service centers, Yuchai distributes engines directly to auto OEMs and distributors while providing after-sales services across China and globally. In 2025, Yuchai sold 461,309 engines and reported total revenue of RMB 24.6 billion. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint venture's operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com